YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1           Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Great Basin Gold Ltd. ("Great Basin", or the "Company") for the year ended December 31, 2005. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of March 21, 2006.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2            Overview

Great Basin Gold Ltd. ("Great Basin" or the "Company") is a mineral exploration company that is currently focused on two advanced stage projects. These are: the Hollister Development Block Project on the Ivanhoe Gold-Silver Property on the Carlin Trend in Nevada, USA and the Burnstone Gold Project in the Witwatersrand goldfield in South Africa.

The Hollister Development Block constitutes approximately 5% of the Ivanhoe Property. Advancement of the Hollister Development Block Project is the subject of an August 2002, four year Earn-in Agreement between Great Basin and its subsidiary and Hecla Mining Company (“Hecla”), whereby Hecla has the right to earn a 50% working interest by completing a two-stage program, leading to the feasibility study and a production decision. The 2002 Earn-in Agreement was modified subsequent to December 31, 2005 in February 2006 (see below).

After receiving the requisite permits in mid 2004, the underground exploration and development program began at the Hollister Development Block. Site facilities were established and development of the decline to access the gold-silver vein systems began in October 2004.

In the fourth quarter of fiscal 2005, the decline intersected the Gwenivere vein – one of three high grade gold-silver vein systems on the Hollister Development Block – at about 2,720 ft (830 m) from the portal of the decline. Excellent gold and silver values over substantial widths were reported from sampling of the vein material, including 8.2 ft grading 3.17 ounces per ton (oz/t) gold and 28.3 oz silver per ton and 15.3 ft grading 0.49 oz/t gold and 7.9 oz/t silver. Development of underground staging sites for diamond drilling was also completed during the quarter. The 50,000-ft (15,240 m) drilling program, designed to upgrade the mineral resources in the Hollister Development Block to mineral reserves, began in February 2006.

YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Great Basin retains a 100% interest, subject to royalties, in the remaining 95% of the Ivanhoe property, which the Company believes has excellent exploration potential. The Company plans to carry out further exploration elsewhere on the Ivanhoe property, once activities have advanced on the Hollister Development Block.

The Burnstone Gold Project is located in the South Rand area of the Witwatersrand goldfield. Since 2003, Great Basin has completed extensive drilling and engineering studies on the project. A 2004 pre-feasibility study indicated positive returns for an underground mine for the Area 1 deposit, one portion of the main gold trend on the Burnstone property.

In 2005, the Company initiated a Feasibility Study for the Burnstone Gold Project. Various sub-studies for the feasibility study were completed at year end. Review of the results and compilation of the final feasibility report was ongoing in the first quarter of fiscal 2006. This work is expected to be completed in the second quarter.

The Company also holds 100% interest in the Casino property in Yukon, Canada, subject to a 5% net profits interest on some of the claims. The property hosts a porphyry copper-gold deposit. The Company has not done any work at Casino for several years, and optioned portions of the property to other companies in 2000 and 2002 (see details below).

1.2.1      Ivanhoe Property, Nevada, USA

The Ivanhoe property is located in the northeastern part of the Carlin Trend, approximately 80 kilometers (50 miles) from Elko, Nevada. Great Basin’s exploration efforts at Ivanhoe resulted in the discovery and delineation of several high-grade gold-silver vein systems, as well as the identification of a number of other exploration targets, including evidence for Carlin-style gold mineralization at depth.

The Company’s activities at Ivanhoe in 2005 focused on monitoring the underground exploration and development activity by Hecla at the Hollister Development Block Project.

Hollister Development Block – Property Agreements

In August 2002, Great Basin and Hecla finalized Earn-In and Joint Operating Agreements, whereby Hecla could vest in a 50% working interest in the Hollister Development Block ("HDB"), subject to a purchase price royalty in favor of Great Basin, providing that Hecla funds a US$21.8 million, two-stage, advanced exploration and development program (or otherwise achieves commercial production) and issues 4 million Hecla share purchase warrants to Great Basin (of which 2 million have been issued to date). Concurrent with and in proportion to the Hecla warrants, Great Basin was to issue 2 million share purchase warrants to Hecla of which 1 million have been issued to date.

Since 2002, Hecla has conducted engineering and permitting work in furtherance of an underground development program and obtained the necessary permits to complete the Stage 1 underground development, drilling, and pre-feasibility work. The program budget for Stage 1 was agreed in the Earn-In Agreement to cost US$10.3 million, with work to be completed in the approximately 12-month period

YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

after the required work permits were issued. Such permits were issued in May 2004. Hecla commenced physical work on the site in October 2004, and the decline reached the first vein system in October 2005. To vest its 50% working interest, Hecla must, upon completion of Stage 1, elect to proceed to Stage 2 within 60 days. Following such an election, the Stage 2 program of US$11.5 million is required to be completed over the ensuing approximately 12 months and consists of underground production development and procurement of production equipment and surface facilities, with an overall goal to develop the Hollister Development Block to the point of commercial production. Under the Earn-In Agreement, Hecla is the operator during the Stage 1 and Stage 2 work programs, and would continue to be the operator of the mine if a positive production decision is made.

Alternatively, subject to completing Stage one, Hecla may timely make a payment to the Hecla/Great Basin joint venture (50:50) of the difference between $21.8 million and the actual costs of stage one (excluding stage one cost overruns in excess of 10%) certain share purchase warrants would also be exchanged between Great Basin and Hecla.

A sliding scale royalty on Hecla’s share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to US$50 per ounce. The royalty would become payable by Hecla once it has recovered 115% of its Stage 1 and 2 pre-production expenditures.

The 2002 Earn-in Agreement was modified subsequent to year-end in February 2006. The main modifications are as follows:

  Hecla commits to complete and fund 100% of the remaining Stage I earn-in activities by March 31, 2007.
  Hecla is to fund Great Basin’s share of any Stage 2 activities until such time that a feasibility study has been delivered to Great Basin. Upon such time, Great Basin will reinburse its share of Stage 2 costs to Hecla. Stage 2 activities are those which consist primarily of the development of the HDB into a mining operation, and lead to commercial production.
  If the decision is made to develop and operate a mine, Hecla must achieve commercial production by August 2, 2009, as a condition of earning a 50% working interest in the project.
  Hecla is entitled to the proceeds of the first 50,000 ounces of gold (or equivalent) up to the actual costs of Stage I activities, not to exceed $25.07 million, from pre-production Stage 1 activities. Thereafter any pre-production revenues will be equally shared.
  Hecla and Great Basin agree to terminate the litigation between themselves and execute mutual releases from any action or claim arising to February 28, 2006 in connection with the 2002 Earn-in Agreement. The litigation was initiated in April 2005 when Hecla applied for a declaratory judgement in connection with the 2002 Earn-in Agreement and which application Great Basin was opposing.

Hollister Development Block - Property Activities

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

The following section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Clementine, Gwenivere and South Gwenivere vein systems were discovered by Great Basin through extensive drilling programs from 1998-2001. Inferred mineral resources, estimated to be 719,000 tons at an average grade of 1.29 ounces of gold per ton and 7.0 ounces of silver per ton at a 0.25 oz/t cut-off1, were outlined.

The Stage 1 underground exploration program on the Hollister Development Block consists of about 5,600 feet of decline and underground development to access the three vein systems, including associated cross-cuts and diamond drill stations. Mining of approximately 5,000 tons of bulk sample from the different veins within the system is planned, along with an estimated 55,000 feet of diamond drilling from underground locations.

Hecla advises that it expects to have spent between US$8-US$10 million on exploration activities in 2005. According to Hecla, approximately $9.6 million had been spent to the end of December 2005.

Underground Development

From October 2004 when underground development was initiated to the end of December 2005, the total project advance is 4,226 ft (1,288 m). Development has advanced more slowly that expected because of variable ground conditions and affects by inclement weather. As a result, costs are about 9% over budget.

A total of 4,041 ft (1,232 m) of underground development was completed during the 2005 fiscal year. A breakdown of the development during the fourth quarter, the entire 2005 fiscal year and the total advance for the project to the end of December 2005, is tabulated below:

HEADING	2005 Q4 Advance (feet)	2005 Year Advance (feet)	Project to Date Advance (feet)
Portal	–	–	66
Decline	438	2,645	2,764
Lateral	499	499	499
Diamond Drill Stations	285	287	287
Miscellaneous Openings	35	610	610
Total Advance	1,257	4,041	4,226

The decline intersected the Gwenievere vein system on November 3 at 2,720 feet (830 m) along the decline. On the east side (rib) of the decline, the mineralized zone consists of a massive quartz vein with breccia (broken wallrocks in a matrix of kaolinite and silica) on its footwall that has a true width of 13 ft (4 m). On the west rib, the structure is characterized by broken lenses quartz and kaolinite, with trace amounts of sulphide mineralization, over a true width of eight ft (2.4 m).

Excellent gold and silver values over substantial widths were received from sampling. The results, tabulated below, represent the weighted average of two channel samples, collected at chest and knee height, on either side of the 14-ft (4.3 m) wide decline.

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1 Resource estimated by Great Basin and audited by James A. Currie, P.Eng., of Behre Dolbear & Company in 2001.

YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

	Width (feet)	Gold (oz/t)	Silver (oz/t)
WEST RIB
Breccia	2.0	0.53	9.8
Quartz vein & breccia	3.3	7.47	50.0
Breccia	2.9	0.16	16.8
Entire length	8.2	3.17	28.3
EAST RIB
Breccia	3.7	0.09	1.5
Banded quartz vein	8.9	0.77	9.94
Breccia	2.6	0.12	10.0
Entire length	15.2	0.49	7.9

Diamond drilling

The contract for the program has been awarded to Connors Diamond Drilling. Mobilization will begin in the first quarter of fiscal 2006. The planned program consists of 55,000 ft (16,765 m) of underground diamond drilling. The drill holes will be short, less than 700 ft (215 m) in length, and closely-spaced. The objective of the drilling program is to upgrade the inferred resource previously identified by Great Basin for the three vein systems and convert it to a reserve. Drilling began subsequent to the end of the year in February 2006.

Engineering and Feasibility Studies

Geotechnical and metallurgical studies were underway during the quarter to provide information for the feasibility study. Pre-engineering and permitting activities also continued in preparation for Stage 2 work.

A geotechnical consultant visited the site to help crews plan to take appropriate data during logging procedures in order to characterize the geotechnical characteristics of the deposit.

A firm specializing in cemented backfill was retained to assess whether the waste material can be used for cemented backfill. The backfill specialist issued a report documenting the proposed backfill-testing program. Material from the site will be forwarded to the laboratory in January.

Topographic surveys were undertaken to assess volumes for waste rock facilities.

Plans for 2006

Underground drilling and feasibility studies will continue through 2006. It is expected that the stage 1 program will be completed by March 30, 2007 and the feasibility study shortly thereafter, at which time a production decision can be made and the Stage 2 program initiated. Stage 2 consists of an underground development program that would prepare the project for commercial production.

YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.2      Burnstone Gold Property, Mpumalanga Province, South Africa

The Burnstone Gold Property is located approximately 80 kilometers (50 miles) southeast of Johannesburg, near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines. Gold occurs within the Kimberley Reef, a gold-bearing conglomerate unit that is one of four main gold-bearing horizons in the Witwatersrand Basin.

In 2005, the Company initiated a Feasibility Study. Various sub-studies for the feasibility study were completed at year end. Review of the results and compilation of the final feasibility report began in the first quarter of fiscal 2006. This work is expected to be completed in the second quarter.

Exploration continued in 2005, directed toward both the main trend and outlying portions of the property.

Property Agreements

In November 2002, Great Basin entered into an option agreement (the “Option to Purchase Agreement”) with Southgold Exploration (Proprietary) Limited (“Southgold”) and the then shareholders of Southgold (the “Legacy Southgold Shareholders”) to purchase on a staged basis, up to 100% of Southgold. Southgold is a private South African company that, at the time, held rights to acquire a 100% interest in the Burnstone Gold Property. Any future mining will be subject to government legislation that provides for Historically Disadvantaged South Africans (“HDSA”) to earn an interest in mining developments.

Pursuant to the Option to Purchase Agreement, Great Basin completed its purchase of Southgold by making an initial US$1.25 million ($2,007,561) payment, by conducting a US$1.5 million work program in early 2003, and by making cash, share and share purchase warrant payments to the Legacy Southgold Shareholders in two staged tranches. The first tranche of the acquisition was made in April 2003 and the second tranche was made in January 2004, completing Great Basin’s acquisition of a full interest in the property.

On October 10, 2003, pursuant to a prospecting agreement (the “Prospecting Agreement”) dated October 17, 2000 between GFL Mining Services Limited (“GFL”), Randex Limited (“Randex”), and Southgold, Southgold elected to purchase certain mineral rights held by GFL and Randex totaling 11,563 hectares within the Burnstone Property which were not covered under Southgold's then-existing rights, for ZAR 35 million ($6,695,598) subject to a net smelter return royalty ranging from 1% to 2% (tiered to the gold price), and payable to GFL. The Company funded Southgold's purchase of these rights. Current South African legislation abolishes private ownership of mineral rights (and, possibly, royalties which are bound with those rights) and replaces them with a system which vests mineral tenure in the State. Under the terms of the Prospecting Agreement, in the event of a change in the mineral rights regime in South Africa, the parties agreed to negotiate amendments to the Prospecting Agreement, if possible without causing undue hardship to each of the parties.

YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

In April 2005, Great Basin signed a Heads of Agreement (the "HoA") with Tranter Investments (Proprietary) Limited (“Tranter”), a closely-held black economic empowerment (“BEE”) company, in relation to the Burnstone Gold Project. The HoA creates a framework for Great Basin to fulfill the HDSA requirements by way of participation by a BEE entity in the mineral project as a condition to ongoing security of mineral tenure.

The HoA sets out the terms whereby Tranter may, subject to certain conditions, acquire an interest in Southgold. Such interest is to be acquired at a consideration yet to be determined and Great Basin may provide certain financial assistance to Tranter in relation to the acquisition.

As a condition of completion of the transaction, Tranter must undertake a restructuring of its current shareholding to ensure more broad-based BEE participation by various historically disadvantaged groups. The HoA contemplates that certain on-going restrictions will apply to Tranter, which restrictions are designed to ensure that Tranter will continue to qualify as a BEE company as defined under the legislation.

Completion of the transaction is also subject to a number of conditions precedent, including the negotiation of definitive agreements, the approval of the transaction by the boards of Tranter and Great Basin, and South African and Canadian regulatory and securities approvals, including compliance with related party transaction requirements which may apply by virtue of the interests of two of the Great Basin directors in the transaction. Further details of the transaction will be released upon the signing of the relevant definitive agreements.

Concurrently, Great Basin is preparing and filing applications to convert its “old order” rights to “new order” rights on the Burnstone property.

Property Activities

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section use the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Burnstone goldfield is defined by an 18-km (11-mi) long mineralized corridor. The central portion of the corridor and gold deposit areas have been uplifted by two northwesterly trending sub-parallel faults, and, as a result, lie at relatively shallow depths of 250-750 meters. Over 125,000 m (410,000 ft) of drilling in 193 holes had been done on the project to February 2005, distributed over four areas (Areas 1, 2, 3, and 4). Prior to June 2004, most of this work had been focused on Area 1. A pre-feasibility study2 of an underground operation for Area 1 was carried out in 2004, indicating positive returns for an underground mine with an average annual production of 236,000 oz over a 12-year mine life.

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2 D. Dodd, B.Sc., SAIMM, and J. Edwards, B.Sc., SAIMM, of MDM Ferroman (Pty) Ltd. were responsible for the metallurgical section and R.J. Scheurenberg, Pr.Eng., of Knight Piesold (Pty) Ltd. completed the environmental and permitting sections. A.D. Pooley, Pr.Eng., of Turgis (Pty) Ltd. is the independent qualified person for work completed by Turgis on mine planning and design, estimation of the mineral reserve and the independent review of the cash flow and other economic analyses.

YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company’s technical experts believe that the gold occurrences along the main Burnstone gold trend are one deposit with several areas of gold concentration and completed an estimate of all the resources within the main gold trend. Measured and indicated resources are 45.8 million tonnes grading 4.93 g/t gold and inferred resources are 14 million tonnes grading 10.37 g/t gold at a 350 cmg/t cut-off3. The mineral resources utilized for the 2004 pre-feasibility study comprise approximately 64% of these resources.

Feasibility Study

Following the positive pre-feasibility results, a full feasibility study was initiated for the Burnstone Project in 2005. Consultants responsible for carrying out the various sub-studies for the Feasibility Study are listed below:

Turgis Consulting (Pty) Ltd.	Mining and Engineering
MDM Ferroman (Pty) Ltd.	Metallurgy and Processing
Knight Piesold (Pty) Ltd.	Environmental
Naledi Development (Pty) Ltd.	Socioeconomic

All sub-reports were completed during the fourth quarter, following which a review of all the information was initiated by the Company’s engineers, prior to providing it to the independent consulting firm that will complete the overall opinion and feasibility report. This review was ongoing in the first quarter of 2006.

Metallurgy and Process Plant Design

Following the completion of detailed test work in the third quarter, mill and circuit design was completed. A two–stage semi autogenous grinding followed by ball milling circuit is planned.

The process flow sheet and plant footprint and design were finalized in the third quarter. The plant operating costs were finalized and a final report received in the fourth quarter.

Mining and Infrastructure

Detailed mining layouts for the project indicate that the optimum access method is a combination of a decline for moving personnel and material and a vertical shaft for rock hoisting. The planned primary development is by mechanized equipment and on-reef mining by conventional mining methods commonly employed in the South African industry for narrow Witwatersrand ore bodies.

Geotechnical holes data was used in the final placing and design of the infrastructure. A detailed surface layout has also been completed for the proposed operation.

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3 E. Siepker, Pr.Sci.Nat., of Global Geo Services (Pty) Ltd and G.J. van der Heever, Pr.Sci.Nat., of GeoLogix (Pty) Ltd also completed these resource estimates. Details are provided in a February 2005 technical report filed on www.sedar.com.

YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Design of infrastructure and services was also compiled during the quarter. Enquiry documents have been issued to shaft sinking contractors for the sinking of the vertical shaft. The Electricity Supply Commission ("ESCOM") is in the process of finalizing the design of the electricity supply. Capital cost estimates were reviewed in the first quarter of 2006.

Tailings, Water and Waste Rock Management

The tailings storage facility has been designed and its position has been finalized. The waste rock dump design and location has also been determined. A decision matrix system was developed and used to determine the optimum locations for these facilities.

A groundwater inflow study was undertaken and the results utilized in the final water balance calculations. It is estimated that the groundwater inflow to the mine will increase from a rate of 690 cubic metres per day in the initial stages of mining to 3,800 cubic metres per day during full scale operations.

Environmental and Socioeconomic Baseline Studies

The environmental baseline monitoring was completed in the third quarter. This work includes surface and groundwater monitoring, dust monitoring, and fauna, flora and aquatic ecosystem surveys. An environmental report was received from Knight Piesold. An Environmental Impact Assessment has been completed but public and authority reviews of these reports must still take place.

Human Resources

Information from a survey of ten South African mining companies was compiled and used for a workshop to develop a reward philosophy for the Burnstone project. Planning was finalized during the quarter and a report, with cost estimates, was received.

A report on the potential impact of HIV and AIDs on operations at Burnstone was received.

Community Engagement

Consultation in local communities is ongoing, with the objective of identifying potential issues that can be taken into consideration during mine planning.

Exploration

Exploration in 2005 was mainly focused on the surrounding mineral claims, with the objective of finding new deposits and, in particular, outlining near-surface mineralization that could be used as early mill feed while underground development is being completed.

YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition, five holes, totaling 4,754 m (15,597 ft) were drilled on the main Burnstone gold trend for engineering purposes. These holes tested the structural integrity of rock units in the area of the proposed decline and shaft.

Geological reconnaissance work located a number of old workings in the area. A combination of grab and chip samples of old dumps, tailings and outcrop material were collected in the area of the workings at the old Roodepoort-Kildare mine. Some anomalous results were received and were followed up by trenching and drilling in the third and fourth quarters.

An infill auger sampling program was carried out in the fourth quarter to follow up on interesting results from preliminary sampling of tailings material. Fifteen trenches were excavated, mapped and 429 samples (including rock chip and overburden) taken; 36 short holes, totaling 3,484 m (11,430 ft), were drilled; and chip sampling in the underground workings was also done. Chip samples from underground workings range from 284 cmg/t (9.45 g/t over 0.3 m) to 2,650 cmg/t (106 g/t over 0.25 m).

Plans for 2006

Feasibility Study work is expected to be completed in the second quarter of fiscal 2006.

Further exploration work is planned for the outlying portions of the property, including the Rietfontein, Roodepoort-Kildare and Rietbuilt areas. At Rietbuilt, access will be established to additional areas in old underground workings so that sampling can be completed. Additional surface mapping and sampling will also be undertaken. Similarly, access will be established to additional areas in old underground workings so that sampling can be completed at Roodepoort-Kildare, and 3,500 m of diamond drilling is also planned for the latter part of 2006. Additional trenching, rehabilitation and underground sampling have already been initiated at Rietfontein, and drilling is also planned.

1.2.3      Casino Property, Yukon, Canada

Great Basin also holds the Casino copper-gold property, located in the Yukon Territory, Canada. The Company conducted exploration on the property in the 1990s.

Farmout Agreement

The Company owns a group of 161 mineral claims, some of which are subject to a 5% net profits from production royalty. During May 2000, the Company granted an option whereby Wildrose Resources Ltd., the optionee, could earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company’s 83 claims. Should the optionee acquire the 55 claims, the optionee would be subject to a further 5% net profits interest, payable to the Company.

On July 15, 2002, the Company agreed to option the Casino Property to Lumina Copper Corp. ("Lumina") (formerly CRS Copper Resources Ltd.), subject to existing net profits royalty agreements and the Wildrose option agreement on a portion of the Casino property. Under the terms of the agreement, Great Basin granted Lumina an option (the "Option") to purchase 100% of Great Basin’s interest in the claims and interests comprising the property for $1,000,000 (plus applicable taxes), payable at the option

YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

of Lumina in cash or Lumina common shares, provided that Lumina shares are listed on a recognized stock exchange and have certain minimum trading volumes.

The Option may be exercised at any time to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. Lumina was required to make interim option payments to Great Basin at the time that Lumina is listed on a stock exchange, of warrants to purchase 100,000 shares for a period of two years at an exercise price which reflects the maximum discount for the prevailing Lumina market price permitted by the policies of the relevant stock exchange. Lumina would issue further warrants on each anniversary date thereafter to a maximum of warrants to purchase 300,000 Lumina shares.

In June 2003, Lumina listed on the TSX Venture Exchange and accordingly, the Company received a first tranche of warrants to purchase 100,000 shares at an exercise price of $1.80 until May 23, 2005. In May 2004, the Company received a second tranche of warrants to purchase 100,000 shares at an exercise price of $5.80 until May 21, 2006. In March 2005, the Company received from Lumina a third tranche of warrants to purchase 100,000 shares at an exercise price of $9.22 until March 14, 2007.

In May 2005, Lumina completed a statutory plan of arrangement to reorganize Lumina into four separate companies (Regalito Copper Corp., Northern Peru Copper Corp., Lumina Resources Corp., and Global Copper Corp.), of which all except Global Copper Corp. are listed on the TSX. Pursuant to the terms of the Lumina plan of arrangement, upon exercise of each warrant the Company will receive one common share of each of the four companies. The exercise price remained unchanged. On February 14, 2006, the Company and Regalito Copper Corp. (“Regalito”), the successor company to Lumina, agreed to cancel these warrants and replace them with the following, which each may be exercised until March 14, 2007:

  100,000 warrants of Northern Peru Copper Corp. exercisable at a price of $0.06 per share
  100,000 warrants of Lumina Resources Corp. exercisable at a price of $0.07 per share
  100,000 warrants of Global Copper Corp. exercisable at a price of $0.31 per share

Also pursuant to the February 14, 2006 agreement, the Company and Regalito agreed that in the event, at any time prior to March 14, 2007, the shares of Regalito are purchased by a third party pursuant to a takeover bid or a similar acquisition for an amount greater than $8.78 per share, Regalito will pay to the Company, the cash difference between such price and $8.78 multiplied by 100,000.

Lumina has the right to conduct exploration work on, or in respect of, the Casino Property at its cost, or to make payments in lieu to keep the property in good standing during the period of the Option. If Lumina elects to terminate the agreement without exercising the Option or allows it to lapse, Lumina must pay to Great Basin a "break fee" of $25,000 (plus applicable taxes). If the Option is not exercised and is terminated, Lumina is required to pay property holding costs for a minimum period of two years from the effective date of termination.

In the event the Option is exercised and a decision is made to put the Casino Property into commercial production, Lumina agreed to pay Great Basin $1 million (plus applicable taxes) within 30 days of that decision.

YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.4        Market Trends

Gold prices have been increasing over the past two years, and this uptrend has accelerated since September 2005. Overall, the gold price increased from US$410/oz in 2004 to US$445/oz in 2005. The gold price has also increased in 2006, averaging US$549/oz in January.

1.2.5        Activities

As detailed in Items 1.2.1 through 1.2.3 above, during the year ended December 31, 2005, the Company:

  Monitored activities on the Hollister Development Block Project in Nevada

  Explored surrounding areas at the Burnstone Project in South Africa; and

  Continued work on the Burnstone feasibility study.

YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3            Selected Annual Information

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences arise from rounding.

	As at and for the years ended
	December 31	December 31	December 31
	2005	2004	2003
		(restated)

Current assets	$17,990	$17,839	$22,052
Mineral properties	98,630	98,630	30,668
Other assets	69	65	81
Total assets	116,689	116,534	52,801

Current liabilities	700	752	818
Future income taxes	19,364	24,596	–
Shareholders equity	96,625	91,186	51,983
Total liabilities and shareholders’ equity	116,689	116,534	52,801

Working capital	17,290	17,087	21,234

Expenses
Conference and travel	336	207	326
Exploration	3,885	7,691	7,928
Financial advisory and finders' fees	-	106	147
Foreign exchange loss (gain)	(3,114)	2,410	532
Interest and other	(480)	(506)	(936)
Legal, accounting and audit	503	282	273
Office and administration	1,222	894	884
Recovery of accounts receivable previously written off	-	-	(367)
Stock-based compensation - exploration	19	754	786
Stock-based compensation - office and administration	457	1,720	1,346
Shareholder communications	284	232	754
Trust and filing	86	226	204
Loss before the under noted and income taxes	3,198	14,016	11,877
Loss (gain) on sale of investments	193	-	(4,379)
Mark-to-market adjustment on investments	166	-	-
Loss before income taxes	3,557	14,016	7,498
Future income tax recovery	(1,993)	(1,850)	-
Loss for the year	$1,564	$12,166	$7,498

Basic and diluted loss per share	$(0.02)	$(0.14)	$(0.12)

Weighted average number of common shares
outstanding	91,908,700	85,370,853	60,061,869

YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4            Summary of Quarterly Results

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences may arise due to rounding.

			As at and for the quarter ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2005	2005	2005	2005	2004	2004	2004	2004
			(restated) (restated) (restated) (restated) (restated) (restated)
Current assets	17,990	17,724	20,068	21,844	17,839	20,172	22,749	24,546
Mineral properties	98,630	98,630	98,630	98,630	98,630	98,505	98,505	98,505
Other assets	69	69	71	65	65	81	81	81
Total assets	116,689	116,423	118,769	120,539	116,534	118,758	121,335	123,132

Current liabilities	700	359	662	1,297	752	1,382	1,466	807
Future income taxes	19,364	19,720	19,998	21,520	24,596	23,036	25,895	25,452
Shareholders equity	96,625	96,344	98,109	97,722	91,186	94,340	93,974	96,873
Total liabilities	116,689	116,423	118,769	120,539	116,534	118,758	121,335	123,132

Working capital	17,290	17,365	19,406	20,547	17,087	18,790	21,283	23,739

Expenses
Conference and travel	184	99	34	20	32	27	49	98
Exploration	954	1,271	883	777	1,319	2,306	2,660	1,407
Financial advisory & finders'
fees	–	–	–	–	(101)	25	39	143
Foreign exchange loss (gain)	118	288	(1,659)	(1,861)	2,090	(2,378)	599	2,099
Interest and other	(130)	(115)	(121)	(114)	77	(277)	(183)	(123)
Legal, accounting and audit	157	140	142	64	66	69	84	63
Office and administration	233	407	283	299	229	275	215	175
Shareholder communications	47	58	99	80	46	37	106	44
Stock-based compensation –
exploration	27	2	(13)	3	(938)	1,277	191	223
Stock-based compensation –
office and administration	367	121	(32)	1	970	565	99	86
Trust and filing	7	6	5	67	2	15	25	184
Loss (income) before under-
noted and taxes	1,964	2,277	(379)	(664)	3,792	1,941	3,884	4,399
Loss on sale of investments	–	–	–	193	–	–	–	–
Mark-to-market adjustments	121	(93)	138	-	-	-	-	-
Loss before taxes	2,085	2,184	(241)	(471)	3,792	1,941	3,884	4,399
Future income tax expense
(recovery)	(463)	(296)	(191)	(1,043)	(456)	(465)	(474)	(455)
Loss (income) for the period	1,622	1,888	(432)	(1,514)	3,336	1,476	3,410	3,944

Basic and diluted income
(loss) per share	$(0.02)	$(0.02)	$0.00	$0.02	$(0.04)	$(0.02)	$(0.04)	$(0.05)

Weighted average number of
common shares outstanding
(thousands)	92,318	92,113	92,113	91,074	86,523	86,264	86,393	81,918

During the period ended September 30, 2005, the Company made certain retroactive adjustments to the estimates of its accounting and tax temporary differences. Such adjustments resulted in restatement of prior quarterly results shown above.

YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5            Results of Operations

For the year ended December 31, 2005, the Company incurred a loss of $1,564,000 compared to a loss of $12,166,000 in fiscal 2004, due mainly to lower exploration-related costs on the Company’s Burnstone and Ivanhoe properties and lower stock-based compensation. In addition, the Company had a foreign exchange gain of $3,114,000 for the year ended December 31, 2005, due mainly to the translation of the future income tax liability arising from mineral properties that are South African rand-denominated, as compared with an exchange loss of $2,410,000 in fiscal 2004. This was offset by higher office and administration costs of $1,222,000 in fiscal 2005 compared to $893,000 in fiscal 2004. This increase is due in part to the establishment of an office in South Africa during 2005. The Company also incurred a loss on sale on investments of $193,000 and write down on its investments of $166,000, as a result of mark-to-market adjustments, in the year ended December 31, 2005.

Of the exploration costs, excluding stock-based compensation, for the year ended December 31, 2005, $2,991,088 (2004 – $7,108,929) was spent on Burnstone and $389,985 (2004 – $739,046) was spent on Ivanhoe, which includes the Hollister Development Block ("HDB") and the Ivanhoe property outside of the HDB. At Ivanhoe, the main costs were $66,935 for engineering (2004 – $76,174), $109,781 for geological (2004 – $83,253) and $153,856 for property fees (2004 – $258,716). The aforementioned fees include a maintenance payment from Hecla of approximately US$64,340 ($84,000) for the HDB.

At Burnstone, the main exploration expenses were drilling (2005 – $472,917; 2004 – $4,368,621); geological (2005 – $439,310; 2004 – $1,208,134), for planning, core logging and supervision of the drilling program; engineering (2005 – $1,216,433; 2004 – $625,221), for metallurgical and other engineering work supporting the feasibility study being conducted for the Burnstone Project; site activities (2005 – $221,127; 2004 – $286,888), for running the field office and carrying out other support activities associated with the drilling program, environmental, socio-economic and land work (2005 –$376,843; 2004 – $84,237), for the feasibility study and assays and analysis of drill core samples (2005 –$83,601; 2004 – $199,979).

In addition to activities at Burnstone and Ivanhoe, $286,412 in drilling and $215,786 in geological costs were incurred during the year ended December 31 2005 on exploration activities on new properties adjacent to Burnstone.

1.6            Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction-specific is always uncertain. There can be no assurance of continued access to significant equity funding.

During the year ended December 31, 2005, 5.5 million warrants were exercised, for proceeds of approximately $5.0 million, which funds were used for the furtherance of the Company's exploration and administrative activities.

YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

At December 31, 2005, the Company had working capital of approximately $17.3 million, which is sufficient to fund its proposed 2006 exploration programs, and its operating costs and working capital during 2006. As the Company chooses to proceed on its exploration programs and feasibility studies, it will need to raise additional funds for such expenditures from time to time.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7            Capital Resources

At December 31, 2005, Great Basin had working capital of approximately $17.3 million, as compared to $17.1 million at December 31, 2004, and $21.2 million at December 31, 2003. The Company has no long term debt.

At December 31, 2005, the Company had approximately 93.7 million common shares issued and outstanding. There have been no material changes to the number of shares outstanding as at the date of this MD&A.

1.8            Off-Balance Sheet Arrangements

None.

1.9            Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. During the year ended December 31, 2005, the Company paid HDI $1,104,875 compared to $1,002,431 during the year ended December 31, 2004, for these services and exploration programs to evaluate data on the Ivanhoe Property, to prepare for an underground exploration program and to continue exploration and development work, including the conducting of a feasibility study on the Burnstone Project.

Hunter Dickinson Group Inc. is a private company with certain directors in common that provides consulting services to the Company. During the year ended December 31, 2005, the Company paid $9,600 (2004 – $12,800) to Hunter Dickinson Group Inc. for such services.

YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

During the year ended December 31, 2005, the Company paid $242,198 (2004 – $102,372) to a private company owned by a director, for engineering and project management services at market rates.

The Company paid $105,091 (2004 – $135,143) to a private company of which a director of the Company is an officer, for certain accounting and administrative services at rates negotiated while the officer was dealing at arm’s length with the Company.

1.10            Fourth Quarter

Loss for the quarter ended December 31, 2005 was $1,622,000 compared to a loss of $3,336,000 for the corresponding quarter in fiscal 2004. The quarter saw lower exploration activity on the Burnstone Property, a mark-to-market adjustment on investments and higher stock-based compensation costs as compared to fiscal 2004. As well, in the quarter ended December 31, 2004, there was a large foreign exchange loss related to rand-denominated future income tax liabilities.

Exploration costs were $954,000 for the current quarter compared to $1,320,000 for the corresponding quarter of fiscal 2004. The main exploration costs for the current quarter were for engineering (2005 –$425,357; 2004 – $54,367), geological (2005 – $175,010; 2004 – $262,845), site activities (2005 –$87,159; 2004 – $110,427) and environmental (2005 – $80,012; 2004 – $6,156). Less drilling was done at Burnstone as activities were focused towards the completion of the feasibility study.

The lower exploration costs for the current quarter were partly offset by higher legal, accounting and audit costs, which increased to $157,000 for the quarter ended December 31, 2005 compared to $66,000 for the corresponding quarter of fiscal 2004, due to greater compliance and reporting activities.

Conference and travel increased in the current quarter to $184,000 from $32,000 in the same quarter of fiscal 2004 due to the increased travel for the feasibility study.

1.11            Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, which are before the board of directors for consideration.

1.12            Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying consolidated financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves, and
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment, and
  the valuation of stock-based compensation expense.

YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the fair market value, based on the trading price of the shares at the agreement and announcement date, pursuant to the terms of the relevant agreement. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.13            Changes in Accounting Policies including Initial Adoption

Variable interest entities

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the consolidated financial statements as the Company does not have any VIE's.

1.14            Financial Instruments and Other Instruments

None.

1.15            Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1         Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2        Disclosure of Outstanding Share Data

The following details the share capital structure as at March 21, 2006, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise	Number
Equity type	Expiry date	price	granted	Total
Common shares				93,972,379

Share purchase options	November 30, 2006	$ 1.59	50,000
	November 30, 2006	$ 1.75	410,000
	November 30, 2006	$ 1.62	85,000
	September 28, 2007	$ 1.15	652,000
	December 20, 2007	$ 1.17	963,000
	December 14, 2007	$ 1.14	15,000
	December 19, 2008	$ 1.62	2,100,000
	December 31, 2010	$ 1.14	680,000	4,955,000

Warrants				None

Cautionary Comments

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Company’s projects. Certain of the mineralized material at the Company’s projects is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Company’s projects' mineralization is considered to be a reserve under US mining reporting standards. For US mining reporting standards, full feasibility studies would be required, which would likely require additional drilling and metallurgical studies, supplementary process tests and other engineering and geologic work. Additionally, all necessary mining permits are required in order to classify the projects' mineralized material as an economically exploitable reserve. There can be no assurance that any of this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been done to confirm the mine design, mining methods and processing methods assumed by the Company in its Burnstone pre-feasibility study. Future feasibility studies could determine that the assumed mine designs, mining methods and processing methods are not correct. Construction and operation of mines and processing facilities depend on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis.

The Company’s projects will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms, or not at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the Company’s projects. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental obligations, and the accommodation of local and community concerns.

Further, South African mineral tenure laws require that significant economic ownership in the Company’s South African projects be held by historically disadvantaged peoples, and for which ownership rights the Company may not be sufficiently, or at all, compensated. The economics of the Company’s projects are sensitive to the Canadian Dollar, US Dollar and South African Rand exchange rates and these rates have been subject to large fluctuations in the past several years.